UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.429.144/0001-93 –

Corporate Registry ID (NIRE) 353.001.861-33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) (NYSE: CPL, B3: CPFE3) hereby informs its shareholders and the market that the payment of the dividends, declared on April 30, 2019, in the amount of R$ 488,784,574.40 (four hundred and eighty-eight million, seven hundred and eighty-four thousand, five hundred and seventy-four reais and forty centavos), equivalent to R$ 0.480182232 per common share issued by the Company, will be effected on December 27, 2019.

Shareholders are reminded that the payment of dividends will be made without monetary update or incurring interest between the declaration date and the effective payment date.

Shareholders owning shares on April 30, 2019 will be entitled to receive the dividends. Shares were traded “ex-dividend” at the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”) and at the New York Stock Exchange (NYSE) as of May 2, 2019.

For the shareholders holding shares deposited with Banco do Brasil, the financial institution responsible for the Company’s bookkeeping of shares, the amounts will be credited through their bank accounts, according to the shareholders registration details on the registry of Banco do Brasil.

The payments related to shares deposited with B3’s depositary will be credited to such entity and the Custodian Institutions will be responsible for transferring them to the respective shareholders.

Payments related to the ADRs will be made through Citibank N.A. (the depositary bank for the Company’s ADRs).

Registration Update:

Shareholders are reminded of the importance of updating their registration data, so that the payment of dividends can be effected. Find below the necessary procedures for those included in this case:

✓ Shareholders with shares deposited with Banco do Brasil: these shareholders should go to a branch of such bank, in order to update the registration, to sign the receipt option term (“termo de opção de recebimento”), which indicates the bank, the current account and the bank branch for depositing the credits, and will acknowledge the conditions of the type of credit involved (DOC/TED/CASH). They should also take to the bank the following original documents: ID card (RG), individual taxpayer’s ID (CPF) and proof of residence, income and bank account and, if applicable, the document evidencing the unblocking of shares;

✓ Shareholders with shares deposited with CBLC: these shareholders should request their registration update directly from the custodial agent with whom they normally operate and also update their registration at Banco do Brasil.

Campinas, December 13, 2019.

CPFL Energia S.A.

Yuehui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 13, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.